SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2006

                               IWI HOLDING LIMITED
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                          0-25108                        None
----------------------------   -----------------------      --------------------
(State or other jurisdiction  (Commission File Number)         (IRS Employer
  of incorporation)                                         Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F      X                             Form 40-F
                  ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                                  No    X
                                               -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE
Further Information:
                                                                      Joseph Lau
                                                             IWI Holding Limited
                                                                  (630) 887-8288


                          IWI HOLDING LIMITED ANNOUNCES
                             SECOND QUARTER RESULTS

     WESTMONT, ILLINOIS - September 20, 2006 -- IWI Holding Limited (OTCBB - JEWLF), a U.S. based designer, merchandiser, and wholesale distributor of fine jewelry, today reported its results of operations for the second quarter ended June 30, 2006.

     For the second quarter of 2006, IWI reported a net loss of $260,000 or $0.10 per share on net sales of $6,760,000 compared to a net loss of $360,000 or $0.14 per share on net sales of $4,972,000 for the comparable period in 2005.

     For the six months ended June 30, 2006, the Company reported a net loss of $498,000, or $0.19 per share on net sales of $12,044,000 compared to a net loss of $539,000 or $0.21 per share on net sales of $10,679,000 for the comparable period in 2005.

Sales for the six-month period ended June 30, 2006 increased by $1,365,000 or 12.8% to $12,044,000 for the same period a year ago. Included in the reported sales were liquidation sales of $793,000 in 2006 vs. $685,000 for the same period in 2005, an increase of $108,000. Sales excluding liquidation sales increased by $1,257,000 or 12.6%. The increase in sales for the first half of 2006 reflects the expansion of Companies core customer base as three significant customers were added within the first six months resulting in additional reportable net revenue of 1,360,000. Liquidation sales continue to be a strategic part of the Companies process to control and regulate its inventory. Most of the products sold under the liquidation process represent customer returns and in some cases overstock. Gross profit increased by $323,000 or 14.3% for the six-month period ended June 30, 2006 reflecting a slight increase in gross margin of .03% compared to the prior year. The rate of returned merchandise was consistent with that experienced in 2005 of 7.5%. Gross profit for the second quarter increased by $277,000 or 25.2%.

     Selling, General and Administrative expenses increased $199,000 or 7.7% for the six-month period and increased $117,000 or 8.5% in the second quarter. These increases were primarily caused by increased salaries and increased sales costs such as advertising. Interest expense increased by $83,000 or 44.6% to $269,000 for the six months ending June 30, 2006. For the second quarter interest costs increased by $58,000 or 68.2% to $143,000. The increase in interest expense reflects increased borrowing levels as well as increases in the prime rate compared to levels experienced in 2005.

     In May of 2006 the Company entered into an agreement with Best Mark Logistics (BML) located in Panyu, China to provide certain packing and shipment preparation services for goods manufactured in China by our various suppliers. In addition, certain administrative functions are expected to be performed by BML such as invoice entry. This agreement is for three years and can be terminated if performance requirements are not achieved. This agreement calls for a base fee of $10,000 per month with incremental payments based on the volume of products processed. As a result of this agreement the Company will be downsizing it's Westmont, Illinois facility. The Company has reduced staffing levels as of June 30 by nine and will have additional phased personnel reductions throughout 2006 reducing the total personnel effectively in half. Severance packages are being given to all effective personnel based on length of service. Savings as a result of this restructuring is expected to impact the company results beginning in 2007 with the full impact expected in 2008.

         This release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company's filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

                                       ###
                             (financials to follow)

                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)



                                                                      Six Months        Twelve Months
                                                                        Ended               Ended
                                                                     June 30, 2006    December 31, 2005
                                                                    --------------   ------------------


Cash Flows From Operating Activities:


Net Income (Loss)                                                  $    (498)           $      (192)
       Adjustment to reconcile net income loss to net
       cash used in operating activities:
           Depreciation and amortization                                   8                     18
           (Recoveries of) provision for doubtful accounts                (5)                   116
           Changes in operating assets and liabilities:
               Accounts receivable                                     3,827                 (1,738)
               Inventories                                               189                    622

               Deferred income taxes                                       -                      -
               Prepaid expenses                                           25                     58
               Accounts payable trade                                    188                   (622)
               Accounts payable trade affiliated companies              (476)                  (667)
               Accrued liabilities                                       (31)                    20
                                                                   ----------             ----------

Net cash provided by (used in) operating activities:                   2,849                 (2,385)
                                                                   ----------             ----------
Investing activities:
       Purchases of property and equipment                                (6)                   (12)

       Proceeds from sale of equipment                                     -                      -
       Proceeds from sale of assets held for disposal                      -                      -
                                                                   ----------             ----------

Net cash generated (used in) investing activities                         (6)                   (12)
                                                                   ----------             ----------

Cash Flows from Financing Activities

       Borrowings from (payments on) notes payable to employees
           Employees                                                       -                    (21)
           Other                                                          50                    226
       Proceeds from (payments on) lines of credit, net               (2,947)                  2330
                                                                   ----------             ----------

Net cash provided by (used in) financing activities                   (2,897)                 2,535
                                                                   ----------             ----------

Net increase (decrease) in cash                                          (54)                   138


Cash at beginning of year/period                                         138                      1
                                                                   ----------             ----------

Cash at End of Period                                              $      84             $      139
                                                                   ==========             ==========

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                            (Unaudited)
                                                                June               December 31
ASSETS                                                          2006                  2005
------                                                       ----------            ------------

Current Assets:


     Cash                                                        $  84                $ 139
     Accounts Receivable, Less Allowances for Doubtful
          Accounts of $705 in 2006 and $710 in 2005              5,515                9,336
     Inventories                                                 8,865                8,676
     Deferred Income Taxes                                         156                  156
     Prepaid Expenses                                               80                  105
                                                         --------------       --------------
Total Current Assets                                            14,700               18,412
                                                         --------------       --------------

Property and Equipment                                           2,984                2,978
     Less Accumulated Depreciation                              (2,858)              (2,850)
                                                         --------------       --------------
Property and Equipment - Net                                       126                  128
                                                         --------------       --------------
Total Assets                                                  $ 14,826              $18,540
                                                         ==============       ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Line of Credit                                            $ 4,966              $ 7,913
     Notes Payable
         Employees, related parties                                294                  294
         Other                                                     703                  653
     Accounts Payable, Trade                                     5,460                5,272
     Accounts Payable to Affiliated Company                        942                1,418
     Accrued Liabilities                                         1,489                1,520
                                                         --------------       --------------
Total Current Liabilities                                       13,854               17,070
                                                         --------------       --------------


Stockholders' Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding         3,645                3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding                                                     -                    -
     Additional  Paid in Capital                                12,446               12,446
     Retained Earnings (Deficit)                               (15,119)             (14,621)
                                                         --------------       --------------
     Total Stockholders' Equity                                    972                1,470
                                                         --------------       --------------
Total Liabilities and Stockholders' Equity                    $ 14,826              $18,540
                                                         ==============       ==============


                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)


                                                    Three Months Ended      Six Months Ended
                                                       June 30                 June 30
                                                       -------                 -------
                                                   2006        2005        2006       2005
                                                   ----       -----        ----       ----


Net Sales                                     $   6,760    $  4,972      $ 12,044   $ 10,679

Cost of Sales                                     5,382       3,871         8,471      8,429
                                               ---------   ----------     --------   --------


     Gross Profit (Loss)                          1,378       1,101         2,573      2,250

Selling, general and administrative expenses      1,495       1,378         2,802      2,603
                                               ---------   ----------     --------   --------

     Income (Loss) from Operations                 (117)       (277)        (229)       (353)


Interest Expense                                    143          85          269         186
                                               ---------   ----------     --------   --------

     Income (Loss) before Income Taxes             (260)       (362)        (498)       (539)

Income taxes (benefit)                                -           -            -           -
                                               ---------   ----------     --------   --------

     Net Income (Loss)                        $    (260)   $   (362)     $  (498)   $   (502)
                                               =========   ==========    =========   ========


Net Income (Loss) per Common Share            $   (0.10)   $  (0.14)     $ (0.19)   $   (0.21)
                                               =========   ==========    ========    =========

Weighted Average Number of
     Common Shares Outstanding                 2,554,700  2,554,700     2,554,700   2,554,700
                                               =========  ===========  ========== ============


                                    Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             IWI HOLDINGS LIMITED

                                            /s/ Joseph K. Lau
                                            ------------------------------------
                                            Joseph K. Lau
                                            President & Chief Executive Officer

Date: September 20, 2006